Item 1
ICICI Limited

Interim audited results of ICICI Limited for the three months ended June 30, 2000 as per Indian GAAP


                                                      QUARTER           QUARTER             YEAR
                                                       ENDED             ENDED              ENDED
                                                   JUNE 30, 2000     JUNE 30, 1999     MARCH 31, 2000
                                                   -------------     -------------     --------------
1   Net sales/income from operations                  21,294.3          19,809.7          84,049.1
2   Other income                                         159.7              36.1             544.8
3   Total Expenditure(excluding Staff Cost)            1,705.6           1,301.8           6,568.3
4   Staff Cost                                           257.0             204.1             708.6
5   Interest (including interest tax and
    Expenses on Borrowings)                           15,366.5          14,505.5          60,055.6
6   Depreciation                                         990.2             945.7           3,983.9
7   Profit before tax                                  3,134.7           2,888.7          13,277.5
8   Provision for taxation                               260.0             270.0           1,220.0
9   Net Profit after tax                               2,874.7           2,618.7          12,057.5
10  SEBI adjustments relating to change in
    accounting policies for corresponding
    previous periods                                         -                 -                 -
11  Adjusted Profit after taxation                     2,874.7           2,618.7          12,057.5

12  Profit after tax reported earlier                  2,874.7           2,618.7          12,057.5
13  Adjustments relating to earlier years/change
    In accounting policies                                   -                 -             405.4
14  Taxation earlier years                                   -                 -              36.7
15  Profit for the period                              2,874.7           2,618.7          12,499.6
16  Paid up Equity Share Capital
    Including Equity Share Capital Suspense            7,843.5           4,800.9           7,830.6
17  Reserves excluding Revaluation  Reserves          75,184.8          49,166.6          72,394.7
18  Earning Per Share (Rs) @                              3.63              2.98             14.00


@ EPS for all periods has been calculated based on 785 million shares outstanding

During the quarter, ICICI ePayments Ltd., a 100% subsidiary has been incorporated on April 10, 2000.

The above results were taken on record by the Board of Directors of the Company at its meeting held on July 28, 2000.

July 28, 2000

END